EXHIBIT 3.1

                            CERTIFICATE OF AMENDMENT

                                       of

                          CERTIFICATE OF INCORPORATION

                                       of

                               EPICEPT CORPORATION

            ---------------------------------------------------------
             Pursuant to Section 242 of the General Corporation Law
                            of the State of Delaware

           EpiCept Corporation, a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

           FIRST, that the Certificate of Incorporation of said corporation be amended as follows:

           By adding a sentence to the end of the first paragraph of Article FOURTH of the Certificate of Incorporation to read as follows:

           "At the time that is immediately following the automatic conversion of each share of the Corporation's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock pursuant to Section 2(b)(i) of Article Fourth of this Certificate and immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement referred to in Section 2(b)(i) of Article Fourth) (the "Effective Time"), each four (4) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically by operation of law and without any further action on the part of the Corporation or any holders of shares of capital stock of the Corporation, be converted into and become one (1) validly issued, fully paid and non-assessable share of the Common Stock of the Corporation authorized for issuance pursuant to this Certificate. Only whole shares of Common Stock will be issued. Fractional share interests created as a result, if any, shall be rounded up to the next whole number of shares of Common Stock."

           SECOND: in lieu of a meeting and vote of stockholders, (i) the holders of at least a majority of all the issued and outstanding capital stock entitled to vote thereon; (ii) at least a majority in voting power of all issued and outstanding shares of Series A Preferred; (iii) at least two-thirds in voting power of all issued and outstanding shares of Series B Preferred; and
(iv) at least 60% in voting power of all issued and outstanding shares of Series C Preferred, have given their written consent to said amendment, after first having been recommended and deemed advisable by the Board of Directors of the Corporation, all in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

           THIRD: the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware, including approval by the Board of Directors of the Corporation.

                                      * * *


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           IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment to be signed by John V. Talley, Jr., its Chief Executive Officer, this 3rd day of January, 2006.

                                       EPICEPT CORPORATION

                                       By:  /s/ John V. Talley, Jr.
                                            ------------------------------------
                                            Name:   John V. Talley, Jr.
                                            Title:  Chief Executive Officer